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SEC FILE NUMBER
8-67195

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/2022 (MM/DD/YY) AND ENDING 12/31/2022 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: ESL Investment Services, LLC

TYPE OF REGISTRANT (check all applicable boxes):

☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

225 Chestnut Street
(No. and Street)

Rochester	NY	14604-2424
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Pascal Roche	212-751-4422	
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Moss Adams, LLP
(Name – if individual, state last, first, and middle name)

805 SW Broadway, Suite 1200	Portland	OR	97205
(Address)	(City)	(State)	(Zip Code)

	659
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Leo Iacobelli, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of ESL Investment Services, LLC, as of 12/31, 2022, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature:

Title:
President & COO

JOELLE L. DONAHOE
Notary Public, State of New York
No. [illegible]
Qualified in [illegible] County
Commission Expires [illegible]ptember 30, 2026

Notary Public

This filing contains (check all applicable boxes):**

- ■ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ■ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ■ (d) Statement of cash flows.
- ■ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ■ (g) Notes to consolidated financial statements.
- ■ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ■ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ■ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ■ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ______

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

ESL INVESTMENT SERVICES, LLC
(A Wholly Owned Subsidiary of ESL Federal Credit Union)

Financial Statements and Supplemental Information
As of December 31, 2022

Together with Report of Independent Registered Public Accounting Firm

Table of Contents

 MOSS**A**DAMS

Report of Independent Registered Public Accounting Firm

To the Members and the CUSO Oversight Committee
ESL Investment Services, LLC

Opinion on the Financial Statements

We have audited the accompanying consolidated statement of financial condition of ESL Investment Services, LLC (the "Company") as of December 31, 2022, the related consolidated statements of operations and member's equity, and consolidated cash flows for the year then ended, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2022, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures to respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Opinion on the Supplementary Information

The supplementary information in the Computation of Net Capital and Aggregate Indebtedness has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The information in Computation of Net Capital and Aggregate Indebtedness is the responsibility of the Company's management. Our audit procedures include determining whether the information in Computation of Net Capital and Aggregate Indebtedness reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in Computation of Net Capital and Aggregate Indebtedness. In forming our opinion on the information in Computation of Net Capital and Aggregate Indebtedness, we evaluated whether the information in Computation of Net Capital and Aggregate Indebtedness, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the information in Computation of Net Capital and Aggregate Indebtedness is fairly stated in all material respects in relation to the financial statements as a whole.

Moss Adams LLP

Portland, Oregon
February 24, 2023

We have served as the Company's auditor since 2017.

ESL Investment Services, LLC
(A Wholly Owned Subsidiary of ESL Federal Credit Union)
Consolidated Statement of Financial Condition
December 31, 2022

ASSETS

Cash and cash equivalents	$	9,677,372
Securities owned		26,398,950
Other assets		1,334,832
Goodwill		2,309,223
Other intangible assets, net		5,638,023
Operating lease - right-of-use asset, net		1,258,150
Property and equipment, net		89,841
Total assets	$	46,706,391

LIABILITIES AND MEMBER'S EQUITY

LIABILITIES:		
Accounts payable and accrued expenses	$	1,786,060
Operating lease - liability		1,301,270
Total liabilities		3,087,330
COMMITMENTS AND CONTINGENT LIABILITIES:		
Contingent liability		350,000
MEMBER'S EQUITY:		
Total member's equity		43,269,061
Total liabilities and member's equity	$	46,706,391

ESL Investment Services, LLC
(A Wholly Owned Subsidiary of ESL Federal Credit Union)
Consolidated Statements of Operations and Member's Equity
Year ended December 31, 2022

REVENUES:		
Commission and fee revenue	$	11,878,422
Advisory income		5,483,851
Losses on securities owned		(4,960,740)
Other income		73,121
Total revenues		12,474,654
OPERATING EXPENSES:		
Salaries, commissions, and benefits		10,972,934
Professional and outside services		1,313,910
Origination and servicing		1,274,396
Depreciation and amortization		636,842
General and administrative		401,189
Occupancy		421,077
Marketing and promotion		202,254
Total operating expenses		15,222,602
LOSS FROM OPERATIONS		(2,747,948)
BEGINNING MEMBER'S EQUITY, January 1, 2022		46,017,009
ENDING MEMBER'S EQUITY, December 31, 2022	$	43,269,061

The accompanying notes are an integral part of these financial statements.

4

ESL Investment Services, LLC
(A Wholly Owned Subsidiary of ESL Federal Credit Union)
Consolidated Statement of Cash Flows
Year ended December 31, 2022

CASH FLOWS FROM OPERATING ACTIVITIES:	
Net loss	$ (2,747,948)
Adjustments to reconcile net loss to net cash	
from operating activities:	
Net unrealized loss on investments	5,588,875
Depreciation expense	33,654
Amortization of acquired intangibles	603,188
Amortization of right-of-use asset	190,104
Net change in assets and liabilities:	
Increase in securities owned	(628,135)
Decrease in other assets	198,137
Decrease in lease liability	(181,655)
Decrease in accounts payable and accrued expenses	(223,600)
Net cash provided by operating activities	2,832,620
CASH FLOWS FROM INVESTING ACTIVITIES:	
Purchases of property and equipment	(21,385)
Purchase of intangibles	(350,000)
Net cash used in investing activities	(371,385)
Increase in cash and cash equivalents	2,461,235
Cash and cash equivalents at beginning of the year	7,216,137
Cash and cash equivalents at end of the year	$ 9,677,372
SUPPLEMENTAL DISCLOSURE OF NON-CASH INVESTING ACTIVITIES	
Establishment of contingent liability	$ 350,000

Note 1 – The Organization

ESL Investment Services, LLC (the "Company") is a limited-purpose securities broker-dealer, registered with the Securities and Exchange Commission pursuant to the Securities Exchange Act of 1934. The Company is a wholly owned subsidiary of ESL Federal Credit Union (the "Credit Union"). The Company was originally incorporated in 1996 with operations beginning on January 1, 1997. The Company was established by the Credit Union to provide investment management, financial planning, and insurance solutions primarily to Credit Union members in the Rochester, New York area.

The consolidated financial statements of the Company include the accounts of its wholly owned subsidiary Cooper/Haims Advisors, LLC ("CHA"), a registered investment advisor located in Victor, New York providing investment advisory, financial planning, and tax services to high net worth clients.

The Company does not claim an exemption under paragraph (k) of 17 C.F.R. §240.15c3-3 and is filing the exemption report relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. §240.17a-5 (Footnote 74). The Company limits it business activities to receiving transaction-based referral fees and trades securities for its own account. The Company does not accept customer funds and will not have possession of any customer funds or securities in connection with our activities and therefore the Company is not required to prepare the determination of reserve requirements for brokers or dealers.

Note 2 – Summary of Significant Accounting Policies

Basis of Accounting
The consolidated financial statements of the Company have been prepared in conformity with accounting principles generally accepted in the United States of America (U.S. GAAP).

Basis of Consolidation
The accompanying consolidated financial statements include the accounts of the Company, and its wholly owned subsidiary, CHA. All the intercompany balances and transactions have been eliminated in consolidation.

Cash and Cash Equivalents
Cash and cash equivalents include deposits with the Credit Union, and other highly liquid investments with original maturities of less than three months, that are not held for sale in the ordinary course of business. Balances with these financial institutions exceeded federally insured limits on December 31, 2022. The Company has not experienced any losses related to cash and cash equivalents, and believes it is not exposed to any significant credit risk with respect to these balances.

Securities Owned
The Company has classified its investments as trading securities. Trading securities are recorded at fair value, with unrealized gains and losses included in earnings. Gains and losses on the sale of securities are recorded on the trade date and determined using the specific identification method.

ESL Investment Services, LLC
(A Wholly Owned Subsidiary of ESL Federal Credit Union)
Notes to Consolidated Financial Statements

Note 2 – Summary of Significant Accounting Policies (continued)

Investment Risk

The Company invests in various types of investment securities. Investment securities are exposed to various risks, such as interest rate, market, and credit risk. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such change could affect the amounts reported in the accompanying financial statements.

Fair Value Measurement

U.S. GAAP establishes a fair value hierarchy for valuation inputs that gives the highest priority to quoted prices in active markets for identical assets or liabilities and the lowest priority to unobservable inputs, as follows:

- **Level 1 Inputs** – Unadjusted quoted prices in active markets for identical assets or liabilities that are accessible at the measurement date.

- **Level 2 Inputs** – Inputs other than quoted prices that are observable for the asset or liability, either directly or indirectly. These might include quoted prices for similar assets or liabilities in active markets, quoted prices for identical or similar assets or liabilities in markets that are not active, inputs other than quoted prices that are observable for the asset or liability (such as interest rates, volatilities, prepayment speeds, credit risks, etc.) or inputs that are derived principally from or corroborated by market data by correlation or other means.

- **Level 3 Inputs** – Unobservable inputs for determining the fair values of assets or liabilities that reflect an entity's own assumptions about the assumptions that market participants would use in pricing the assets or liabilities.

The availability of observable inputs can vary from security to security and is affected by a wide variety of factors, including, for example, the type of security, the liquidity of markets, and other characteristics particular to the security. To the extent that valuation is based on models or inputs that are less observable or unobservable in the market, the determination of fair value requires more judgment. Accordingly, the degree of judgment exercised in determining fair value is greatest for instruments categorized in Level 3.

The inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, for disclosure purposes, the level in the fair value hierarchy within which the fair value measurement falls in its entirety is determined based on the lowest level input that is significant to the fair value measurement in its entirety.

ESL Investment Services, LLC
(A Wholly Owned Subsidiary of ESL Federal Credit Union)
Notes to Consolidated Financial Statements

Note 2 – Summary of Significant Accounting Policies (continued)

Property and Equipment
Property and equipment are stated at cost and depreciated over useful lives ranging from three to ten years using the straight-line method. Leasehold improvements are amortized using the straight-line method over the period of the lease or the estimated life of the property, whichever is shorter.

Goodwill and Other Intangible Assets, net
Goodwill represents the cost in excess of fair value of net assets acquired (including identifiable intangibles) in transactions accounted for as business combinations. Goodwill is tested annually for impairment and more frequently if circumstances exist that indicate it is more-likely-than-not that the fair value is below the carrying value. The annual impairment test is based on various assumptions and internal projections of future cash flows and operating plans.

Other intangible assets include premium paid for acquisition of customer list and other intangibles. Intangibles other than goodwill, which are determined to have finite lives, are amortized based on the estimated economic benefits received.

On July 25, 2022, the Company completed the acquisition of 100% of the customer lists of Paul Winkler. The entirety of the purchase price $700,000 has been allocated to customer lists in place and is included in Other Intangible Assets, net , on the Company's balance sheet (see Note 4 & 5). Management has determined that, for accounting purposes, the Paul Winkler transaction does not meet the definition of a business combination and, therefore, has been accounted for as an asset acquisition.

Revenue Recognition
Revenues are recognized when control of the promised services is transferred to customers, in an amount that reflects the consideration the Company expects to be entitled to in exchange for those services.

Commission and Fee Revenue
Commission revenue relates primarily to the sale of mutual funds, annuities, life insurance, and other security products. These products are offered to customers through LPL Financial ("LPL"), an unaffiliated entity and a registered clearing broker-dealer, which compensates the Company for each sale based upon a contractual commission schedule. Fee revenue is earned in the form of management fees assessed on managed accounts offered through LPL's advisory platform.

Commission revenue from the sale of mutual funds, annuities, life insurance, and other security products is accrued monthly to properly record the revenues in the month they are earned. The fee revenue assessed on managed accounts is earned in the form of management fees and is recorded in the month in which the service is being performed. The economic conditions which affect the Company's revenue are related to overall trends in the economy and its impact on financial markets.

Commissions and fees arise from transactions between a consumer that the Company has referred to a third-party broker and that third-party securities broker. The Company has satisfied its performance obligation as the referral is made, however the revenue is subject to variable constraints until a transaction occurs. As transactions between those two parties occur, the Company receives a portion of the revenues generated by the third-party securities broker as the variable constraint has been lifted.

ESL Investment Services, LLC
(A Wholly Owned Subsidiary of ESL Federal Credit Union)
Notes to Consolidated Financial Statements

Note 2 – Summary of Significant Accounting Policies (continued)

Advisory Fees

The Company provides investment advisory services on an ongoing basis. The Company believes the performance obligation for providing advisory services is satisfied over time because the customer is receiving and consuming the benefits as they are provided. Fee arrangements are based on a percentage applied to the customer's assets under management. Fees are received quarterly and are recognized as revenue at that point in time as they relate specifically to the services provided in that period, which are distinct from the services provided in other periods.

Trading Profits

Trading profits include investment income, realized gains and losses from trading activities and unrealized gains and losses on securities owned by the Company.

Income Taxes

The Company elected to be taxed as a Limited Liability Corporation ("LLC"), which provides that the LLC passes on all income and expenses to its sole member, the Credit Union, to be taxed at the member level. The Credit Union is a federally chartered credit union with the National Credit Union Administration, and as such, is not subject to taxes under state or federal laws.

Contract Balances

The Company's timing of revenue recognition may differ from the timing of customer payments. When there is an unconditional right to payment, according to the terms of the contract, the Company records a receivable. For contracts with unsatisfied performance obligations, the Company records deferred revenue until the performance obligations are satisfied. Contracts with no outstanding performance obligations, are recognized as revenue.

The Company had receivables related to contracts from customers of $1,227,630 and $1,302,294 at December 31, 2022 and 2021, respectively. The Company includes such balances in other assets in the Statement of Financial Condition. The Company has deferred revenue related to unrecognized engagement fees where the performance obligations have not yet been satisfied.

Allowance for Credit Losses

The allowance for credit losses is based on the Company's expectation of the collectability of revenue from contracts with customers, including fees receivable utilizing the current expected credit loss framework. The Company considers factors such as historical experience, credit quality, age of balances, and current and future economic conditions that may affect the Company's expectation of the collectability in determining the allowance for credit losses. The Company's expectation is that the credit risk associated with fees receivable is not significant until they are 90 days past due on the contractual arrangement and expectation of collection in accordance with industry standards. Management does not believe that an allowance is required as of December 31, 2022.

Note 2 – Summary of Significant Accounting Policies (continued)

Leases
Operating lease right-of-use assets and liabilities are recorded at the lease commencement date based on the present value of the lease payments to be made over the lease term using an estimated incremental borrowing rate. The Company expenses rent monthly on a straight-line basis, as a reduction to the right-of-use asset. Rent expense is included in occupancy expenses in the accompanying consolidated statement of operations and member's equity (Note 5).

Statement of Cash Flows
For purposes of the statement of cash flows, the Company has defined cash equivalents as highly liquid investments, with original maturities of less than three months, that are not held-for-sale in the ordinary course of business.

Estimates
The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the amounts reported in the financial statements and the accompanying notes. Actual results could differ from those estimates.

Advertising Costs
Advertising costs are expensed as incurred by the Company. The Company's advertising expense totaled $202,254 in 2022 and is included in the marketing and promotion expense in the accompanying statement of income.

Note 3 – Property and Equipment

Property and equipment as of December 31, 2022, consisted of the following:

Leasehold improvements	$	164,907
Computer equipment		209,607
Software		36,942
		411,456
Less: Accumulated depreciation		(321,615)
	$	89,841

Depreciation expense totaled $33,654 for the year ended December 31, 2022.

ESL Investment Services, LLC
(A Wholly Owned Subsidiary of ESL Federal Credit Union)
Notes to Consolidated Financial Statements

Note 4 – Goodwill and Other Intangible Assets

The goodwill of $2,309,223 represents the future economic benefit expected to be recognized from combining the operations of the Company and CHA, including expected synergies and operating efficiencies. Additionally, the goodwill represents the incremental cash flows that the Company will achieve as an exempt organization vis-a-vis market participant (for fair value purposes, assumed to be tax-paying entities) over the course of its ownership of CHA.

Intangible assets as of December 31, 2022, consisted of the following:

	Carrying Value	Weighted Amortization Period (in years)
Customer lists in place	$ 6,408,900	12
Trademarks	424,400	5
Non-compete agreements	575,500	2
Purchase agreements	70,000	1
	7,478,800	
Less: Accumulated amortization	(1,840,777)	
	$ 5,638,023	

The increase in customer lists in place during 2022 was the result of acquiring customer contracts/agreements valued at $700,000 in connection with the closing on the Purchase Agreement in July 2022 with a cash paymen at closing of $350,000 and a contingent consideration payment due within thirty days of the one year anniversar of the closing estimated at closing to be $350,000 (Note 5).

Amortization expense totaled $603,188 for the year ended December 31, 2022.

Estimated amortization expense for the years ended December 31, are as follows:

2023	$ 627,493
2024	566,635
2025	480,310
2026	480,310
2027	467,048
Thereafter	3,016,227

ESL Investment Services, LLC
(A Wholly Owned Subsidiary of ESL Federal Credit Union)
Notes to Consolidated Financial Statements

Note 5 – Commitments and Contingent Liabilities

Leases
The Company leases office space under noncancelable leases. The leases are all classified as operating primarily due to the amount of time such spaces are occupied relative to the underlying asset's useful lives. Additional space for the Company's activities is obtained from the Credit Union (see Note 7). The third-party operating leases contain renewal options and provisions requiring the Company to pay property taxes and operating expenses over base period amounts, most of which are not included in the measurement of the right-of-use assets as they are not considered reasonably certain of estimable value. The third-party leases also contain escalation clauses calling for rental payments to be adjusted for increases in price indices.

The Company's operating lease costs for the year ended December 31, 2022, totaled $220,356.

Future minimum rental commitments under the noncancelable operating leases are as follows for each of the years ending December 31:

2023	$	209,177
2024		203,475
2025		207,545
2026		211,696
2027		215,930
Thereafter		350,525
Total lease payments		1,398,348
Less: present value discount at December 31, 2022		97,078
Total present value of lease liability at December 31, 2022	$	1,301,270

Lease term and discount rate as of December 31, 2022, are as follows:

Weighted-average remaining lease term (years)	6.54
Weighted-average discount rate	2.21%

Cash flow supplemental information for the year ended December 31, 2022, is as follows:

Cash paid for amounts included in the measurement of lease liability		
Operating cash flows paid for operating leases	$	211,906

Contingent Liability
The contingent liability of $350,000 represents assumed payable associated with certain conditions by Paul Winkler in accordance with purchase agreement. Paul Winkler has already met the conditions and the additional consideration is payable within thirty days of the one year anniversary of the closing, the fair value of the contingent liability was deemed to be similar to the actual amount payable.

ESL Investment Services, LLC
(A Wholly Owned Subsidiary of ESL Federal Credit Union)
Notes to Consolidated Financial Statements

Note 6 – Employee Benefits

Defined-Benefit Retirement Plan

The Credit Union has a noncontributory defined-benefit retirement plan ("Plan") covering substantially all of its and the Company's employees. The benefits are based on years of service and average compensation prior to retirement. The Credit Union will make future contributions to the Plan, as necessary, based on the recommendations of its actuaries and within the requirements of the Employee Retirement Income Security Act of 1974 (ERISA). The Credit Union allocates a portion of the annual expense to the Company based on headcount. For the year ended December 31, 2022, the Company recognized pension costs of $22,584. The Credit Union on November 2, 2022 announced its intent to freeze the Plan.

Defined Contribution Retirement Plan

The Credit Union also sponsors a defined contribution plan that covers substantially all of its and the Company's employees who meet certain age requirements. The Credit Union matches 100% of the first 1% and 50% of the next 5% of participant contributions. The Credit Union allocates a portion of the annual expense to the Company based on relative compensation levels. For the year ended December 31, 2022, the Company recognized defined contribution plan costs of $278,688.

Post-Retirement Insurance Benefit Plan

The Company provides certain medical and healthcare benefits to qualifying retirees under the Credit Union benefit plan. The Credit Union allocates a portion of the annual expense of the plan to the Company based on headcount. For the year ended December 31, 2022, the company recognized insurance income of $12,324, in conjunction with this plan.

The expense related to these benefits is included in salaries, commissions, and benefits on the statement of income.

Note 7 – Related-Party Transactions

The Company's investment portfolio is managed by ESL Trust Services, LLC ("Trust") another wholly owned subsidiary of the Credit Union. Under this arrangement, Trust executes transactions in compliance with its standard policies and procedures. Trust managed investments for the Company that, as of December 31, 2022, had a fair market value of $26,398,950. For the year ended December 31, 2022, the Company recognized investment management expense of $65,902 from this relationship.

Pursuant to agreements between the parties, the Company is charged for certain expense allocations, including professional and administrative services provided by the Credit Union. During the year ended December 31, 2022, related-party costs consisted of the following:

Professional and administrative	$	987,948
Marketing and promotion		192,504
Office and branch space		158,748
	$	1,339,200

Note 7 – Related-Party Transactions (continued)

The Company's qualifying personnel are covered under defined contribution, defined-benefit, other benefits, medical, dental, disability, and workers' compensation insurance plans sponsored by the Credit Union. The Credit Union allocates a portion of expense under these plans to the Company based on headcount and compensation. For the year ended December 31, 2022, the Company was allocated costs of $816,820. The expense related to these benefits is included in salaries, commissions, and benefits on the statement of income.

At December 31, 2022, the Company had cash balances with the Credit Union in the amount of $8,299,488.

Note 8 – Fair Value of Financial Instruments

Financial Instruments Recorded at Fair Value on a Recurring Basis
The Company's securities owned are measured at fair value on a recurring basis utilizing the following input levels at December 31, 2022:

	Level 1	Level 2	Level 3	Total
Mutual Funds and ETFs				
Equity				
Domestic	$ 12,078,759	$ -	$ -	$ 12,078,759
International	7,356,996	-	-	7,356,996
Fixed income				
Domestic	2,109,077	-	-	2,109,077
Other	4,854,118	-	-	4,854,118
	$ 26,398,950	$ -	$ -	$ 26,398,950

Fair values for securities owned are based on quoted market prices.

Note 9 – Off-Balance Sheet Risk and Concentration of Credit Risk

As discussed in Note 2, the Company's customers' securities transactions are executed by LPL. This other broker-dealer carries all of the accounts of the customers of the Company and is responsible for execution, collection of and payment of funds, and receipt and delivery of securities relative to customer transactions.

ESL Investment Services, LLC
(A Wholly Owned Subsidiary of ESL Federal Credit Union)
Notes to Consolidated Financial Statements

Note 10 – Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of a minimum amount of net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net ratio would exceed 10 to 1. At December 31, 2022, the Company had net capital of $762,338 which was $660,590 in excess of its required net capital of $101,748. Required net capital is computed as the greater of $100,000 or 6 2/3% of aggregate indebtedness. The Company's ratio of aggregate indebtedness to net capital ratio was 2.00 to 1.

Note 11 – Segment

ESL Investment Services, LLC's two reportable segments are Limited-Purpose Broker Dealer and Registered Investment Advisor. The Company structures the operating segments according to its clients and the services provided to those clients. The Limited-Purpose Broker Dealer segment provides investment management, financial planning, and insurance solutions primarily to Credit Union members in Rochester, New York area. The Registered Investment Advisor segment provides investment advisory, financial planning, and tax services to high net worth clients. Revenues and expenses are attributed to the two segments based on which segment services the client.

The accounting policies of the segments are the same as those described in Note 2.

Management evaluates the performance of the segments on a U.S. GAAP basis. Segment assets and liabilities are not used for evaluating segment performance. There are no revenues from transactions between the segments.

Financial information for the segments is presented in the following table:

	Broker Dealer	Investment Advisor	Total
REVENUES, NET	$ 7,253,557	$ 5,221,097	$ 12,474,654
OPERATING EXPENSES	10,639,732	4,582,870	15,222,602
INCOME (LOSS) FROM OPERATIONS	(3,386,175)	638,227	(2,747,948)
BEGINNING MEMBER'S EQUITY, January 1, 2022	35,652,778	10,364,231	46,017,009
ENDING MEMBER'S EQUITY, December 31, 2022	$ 32,266,603	$ 11,002,458	$ 43,269,061

Note 12 – Subsequent Events

Subsequent events have been evaluated through February 24, 2023. No events have been identified that require disclosure

Supplementary Information

ESL Investment Services, LLC
(A Wholly Owned Subsidiary of ESL Federal Credit Union)
Computation of Net Capital and Aggregate Indebtedness
Pursuant to Rule 15c3-1
December 31, 2022

Total member's equity from statement of financial condition	$	43,269,061
Other allowable credits		
Liabilities of subsidiary, net		652,965
Less non-allowable assets, including those of consolidated subsidiary:		
Cash held at parent, net of routine expenses		7,388,819
Securities owned		26,398,950
Other assets		1,334,832
Goodwill		2,309,223
Other intangible assets, net		5,638,023
Property and equipment, net		89,841
Total non-allowable assets		43,159,688
Net capital	$	762,338
Aggregate indebtedness (excludes balances from consolidated subsidiary)		
Accounts payable and accrued expenses	$	1,526,216
Computation of basic net capital requirements		
Minimum net capital (greater of $100,000 or 6 2/3% of aggregate indebtedness)	$	101,748
Net capital in excess of minimum requirements	$	660,590
Ratio of aggregate indebtedness to net capital		2.00 to 1

There are no material differences between the preceding computation and the Company's corresponding unaudited Part II of Form X-17A-5 as of December 31, 2022.



**Investment
Services℠**

v21-02

ESL Investment Services LLC's Exemption Report

ESL Investment Services, LLC (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. §240.17a-5(d)(2) and (4). To the best of its knowledge and belief, the Company states the following:

(1)   The Company does not claim an exemption under paragraph (k) of 17 C.F.R. §240.15c3-3, and,

(2)   The Company is filing this Exemption Report relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 because the Company limits its business activities exclusively to: (1) referring securities transactions to another broker-dealer; and (2) proprietary trading of securities for its own account; and the Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, (other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4 and/or funds received and promptly transmitted for effecting transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company); (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception.

ESL Investment Services, LLC

I, Leo Iacobelli, swear (or affirm) that, to my best knowledge and belief, this exemption report is true and correct.

By: Leo Iacobelli

Title: President & COO

February 24, 2023

MOSSADAMS

Report of Independent Registered Public Accounting Firm

To the Members and the CUSO Oversight Committee
ESL Investment Services, LLC

We have reviewed management's statements, included in the accompanying ESL Investment Services, LLC's Exemption Report (the "exemption report"), in which:

1) ESL Investment Services, LLC does not claim an exemption under paragraph (k) of 17 C.F.R. §240.15c3-3; and

2) ESL Investment Services, LLC states ESL Investment Services, LLC is filing the exemption report relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. §240.17a-5 (Footnote 74) because, throughout the most recent fiscal year, without exception:

> ESL Investment Services, LLC limits its business activities exclusively to (1) referring securities transactions to another broker-dealer; and (2) proprietary trading of securities for its own account, and
>
> ESL Investment Services, LLC (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4 and/or funds received and promptly transmitted for effecting transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to ESL Investment Services, LLC; (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception.

ESL Investment Services, LLC's management is responsible for compliance with the provisions of Footnote 74 and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about ESL Investment Services, LLC's compliance with the provisions of Footnote 74. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions of Footnote 74 of SEC Release No. 34-70073.

Moss Adams LLP

Portland, Oregon
February 24, 2023
We have served as the Company's auditor since 2017.

 MOSS**A**DAMS

Report of Independent Registered Public Accounting Firm

To the Members of the CUSO Oversight Committee
ESL Investment Services, LLC

We have performed the procedures included in Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and in the Securities Investor Protection Corporation ("SIPC") Series 600 Rules, which are enumerated below on the accompanying General Assessment Reconciliation (Form SIPC-7) for the year ended December 31, 2022. Management of ESL Investment Services, LLC is responsible for its Form SIPC-7 and for its compliance with the applicable instructions on Form SIPC-7.

Management of the ESL Investment Services, LLC has agreed to and acknowledged that the procedures performed are appropriate to meet the intended purpose of assisting ESL Investment Services, LLC and SIPC in evaluating the Company's compliance with the applicable instructions on Form SIPC-7 for the year ended December 31, 2022. Additionally, SIPC has agreed to and acknowledged that the procedures performed are appropriate to meet their purposes. This report may not be suitable for any other purpose. The procedures performed may not address all the items of interest to a user of this report and may not meet the needs of all users of this report and, as such, users are responsible for determining whether the procedures performed are appropriate for their purposes. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the appropriateness of the procedures described below either for the purpose for which this report has been requested or for any other purpose.

The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries noting no differences.

2. Compared the Total Revenue amounts reported on the Annual Audited Report Form X-17A-5 Part III for the year ended December 31, 2022, with the Total Revenue amounts reported in Form SIPC-7 for the year ended December 31, 2022. The Total Revenue amounts reported on the Annual Audited Report Form X-17A-5 Part III was $12,474,654 which did not agree to the Total Revenue amounts reported on SIPC-7 of $7,891,784, the amounts reported on SIPC-7 do not include gross revenues of our Cooper-Haims subsidiary ("Cooper-Haims"), and instead includes net income of Cooper-Haims.

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers noting no differences.

4. Recalculated the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments in procedure 3 above, noting no differences.

5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed noting no differences.

We were engaged by ESL Investment Services, LLC to perform this agreed-upon procedures engagement and conducted our engagement in accordance with attestation standards established by the American Institute of Certified Public Accountants and in accordance with the standards of the Public Company Accounting Oversight Board (United States). An agreed-upon procedures engagement involves performing specific procedures that the engaging party has agreed to and acknowledged to be appropriate for the intended purpose of the engagement and reporting on findings based on the procedures performed. We were not engaged to and did not conduct an examination or a review engagement, the objective of which would be the expression of an opinion or conclusion, respectively, on the ESL Investment Services, LLC's Form SIPC-7 and for its compliance with the applicable instructions on Form SIPC-7 for the year ended December 31, 2022. Accordingly, we do not express such an opinion or conclusion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

We are required to be independent of ESL Investment Services, LLC and to meet our other ethical responsibilities in accordance with the relevant ethical requirements related to our agreed-upon procedures engagement.

This report is intended solely for the information and use of ESL Investment Services, LLC and SIPC and is not intended to be, and should not be, used by anyone other than these specified parties.

Moss Adams LLP

Portland, Oregon
February 24, 2023

SIPC-7

(36-REV 12/18)

SECURITIES INVESTOR PROTECTION CORPORATION
Mail Code: 8967 P.O. Box 7247 Philadelphia, PA 19170-0001

General Assessment Reconciliation

SIPC-7

(36-REV 12/18)

For the fiscal year ended 2022

(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

ESL INVESTMENT SERVICES LLC
225 CHESTNUT STREET
ROCHESTER, NEW YORK 14604-2426
CRD # 139176 SEC #8-67195

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

Pascal Roche 212 751 4422

WORKING COPY

2. A. General Assessment (item 2e from page 2) $18,565

B. Less payment made with SIPC-6 filed (**exclude interest**) (9,501)

7/25/22
Date Paid

C. Less prior overpayment applied ( )

D. Assessment balance due or (overpayment)

E. Interest computed on late payment (see instruction E) for ______ days at 20% per annum

F. Total assessment balance and interest due (or overpayment carried forward) $9,064

G. **PAYMENT: √ the box**
Check mailed to P.O. Box ☐ **Funds Wired** ☑ **ACH** ☐
Total (must be same as F above) $9,064

H. Overpayment carried forward $( )

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

ESL Investment Services LLC
(Name of Corporation, Partnership or other organization)

Pascal Roche
(Authorized Signature)

Dated the 14 day of February, 20 23.

Finop
(Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ________ Postmarked ________ Received ________ Reviewed

Calculations ________ Documentation ________ Forward Copy ________

Exceptions:

Disposition of exceptions:

1

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning 1/1/2022
and ending 12/31/22

Item No.	Eliminate cents
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$7,891,784
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	
(2) Net loss from principal transactions in securities in trading accounts.	
(3) Net loss from principal transactions in commodities in trading accounts.	
(4) Interest and dividend expense deducted in determining item 2a.	
(5) Net loss from management of or participation in the underwriting or distribution of securities.	
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	
(7) Net loss from securities in investment accounts.	4,945,612
Total additions	4,945,612
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	4,054,811
(2) Revenues from commodity transactions.	
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	1,049,999
(4) Reimbursements for postage in connection with proxy solicitation.	
(5) Net gain from securities in investment accounts.	
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C): non deductible Sub (Cooper Haims) Expenses (Deductions in excess of $100,000 require documentation)	(4,643,938)
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $	
Enter the greater of line (i) or (ii)	
Total deductions	460,872
2d. SIPC Net Operating Revenues	$12,376,524
2e. General Assessment @ .0015	$18,565.

(to page 1, line 2.A.)

2

SIPC-7 Instructions

This form is to be filed by all members of the Securities Investor Protection Corporation whose fiscal years end in 2011 and annually thereafter. The form together with the payment is due no later than 60 days after the end of the fiscal year, or after membership termination. Amounts reported herein must be readily reconcilable with the member's records and the Securities and Exchange Commission Rule 17a-5 report filed. Questions pertaining to this form should be directed to SIPC via e-mail at form@sipc.org or by telephoning 202-371-8300.

A. For the purposes of this form, the term "SIPC Net Operating Revenues" shall mean gross revenues from the securities business as defined in or pursuant to the applicable sections of the Securities Investor Protection Act of 1970 ("Act") and Article 6 of SIPC's bylaws (see page 4), less item 2c(9) on page 2.

B. Gross revenues of subsidiaries, except foreign subsidiaries, are required to be included in SIPC Net Operating Revenues on a consolidated basis except for a subsidiary filing separately as explained hereinafter.

If a subsidiary was required to file a Rule 17a-5 annual audited statement of income separately and is also a SIPC member, then such subsidiary must itself file SIPC-7, pay the assessment, and should not be consolidated in your SIPC-7.

SIPC Net Operating Revenues of a predecessor member which are not included in item 2a, were not reported separately and the SIPC assessments were not paid thereon by such predecessor, shall be included in item 2b(1).

C. Your General Assessment should be computed as follows:
(1) *Line 2a* For the applicable period enter total revenue based upon amounts reported in your Rule 17a-5 Annual Audited Statement of Income prepared in conformity with generally accepted accounting principles applicable to securities brokers and dealers. or if exempted from that rule, use X-17A-5 (FOCUS Report) Line 12, Code 4030.
(2) *Adjustments* The purpose of the adjustments on page 2 is to determine SIPC Net Operating Revenues.
   (a) *Additions* Lines 2b(1) through 2b(7) assure that assessable income and gain items of SIPC Net Operating Revenues are totaled, unreduced by any losses (e.g., if a net loss was incurred for the period from all transactions in trading account securities, that net loss does not reduce other assessable revenues). Thus, line 2b(4) would include all short dividend and interest payments including those incurred in reverse conversion accounts, rebates on stock loan positions and repo interest which have been netted in determining line 2(a).
   (b) *Deductions* Line 2c(1) through line 2c(9) are either provided for in the statue, as in deduction 2c(1), or are allowed to arrive at an assessment base consisting of net operating revenues from the securities business. For example, line 2c(9) allows for a deduction of either the total of interest and dividend expense (not to exceed interest and dividend income), as reported on FOCUS line 22/PART IIA line 13 (Code 4075), plus line 2b(4) or 40% of interest earned on customers' securities accounts (40% of FOCUS Line 5 Code 3960). Be certain to complete both line (i) and (ii), entering the greater of the two in the far right column. Dividends paid to shareholders are not considered "Expense" and thus are not to be included in the deduction. Likewise, interest and dividends paid to partners pursuant to the partnership agreements would also not be deducted.

If the amount reported on line 2c (8) aggregates to $100,000 or greater, supporting documentation must accompany the form that identifies these deductions. Examples of support information include; contractual agreements, prospectuses, and limited partnership documentation.

(i) Determine your SIPC Net Operating Revenues, item 2d, by adding to item 2a, the total of item 2b, and deducting the total of item 2c.
(ii) Multiply SIPC Net Operating Revenues by the applicable rate. Enter the resulting amount in item 2e and on line 2A of page 1.
(iii) Enter on line 2B the assessment due as reflected on the SIPC-6 previously filed.
(iv) Subtract line 2B and 2C from line 2A and enter the difference on line 2D. This is the balance due for the period.
(v) Enter interest computed on late payment (if applicable) on line 2E.
(vi) Enter the total due on line 2F and the payment of the amount due on line 2G.
(vii) Enter overpayment carried forward (if any) on line 2H.

D. Any SIPC member which is also a bank (as defined in the Securities Exchange Act of 1934) may exclude from SIPC Net Operating Revenues dividends and interest received on securities in its investment accounts to the extent that it can demonstrate to SIPC's satisfaction that such securities are held, and such dividends and interest are received, solely in connection with its operations as a bank and not in connection with its operations as a broker, dealer or member of a national securities exchange. Any member who excludes from SIPC Net Operating Revenues any dividends or interest pursuant to the preceding sentence shall file with this form a supplementary statement setting forth the amount so excluded and proof of its entitlement to such exclusion.

E. *Interest on Assessments* If all or any part of assessment payable under Section 4 of the Act has not been postmarked within 15 days after the due date thereof, the member shall pay, in addition to the amount of the assessment, interest at the rate of 20% per annum on the unpaid portion of the assessment for each day it has been overdue.

F. Securities and Exchange Commission Rule 17a-5(e) (4) requires those who are not exempted from the audit requirement of the rule and whose gross revenues are in excess of $500,000 to file a supplemental independent public accountants report covering this SIPC-7 no later than 60 days after their fiscal year ends.

Mail this completed form to SIPC together with a check for the amount due, made payable to SIPC, using the enclosed return PO BOX envelope, pay via ACH Debit Authorization through SIPC's ACH system at www.sipc.org/for-members/assessments or wire the payment to:

On the wire identify the name of the firm and its SEC Registration 8-# and label it as "for assessment."
Please fax a copy of the assessment form to (202)-223-1679 or e-mail a copy to form@sipc.org on the same day as the wire.

From Section 16(9) of the Act:

The term "gross revenues from the securities business" means the sum of (but without duplication)—

(A) commissions earned in connection with transactions in securities effected for customers as agent (net of commissions paid to other brokers and dealers in connection with such transactions) and markups with respect to purchases or sales of securities as principal;

(B) charges for executing or clearing transactions in securities for other brokers and dealers;

(C) the net realized gain, if any, from principal transactions in securities in trading accounts;

(D) the net profit, if any, from the management of or participation in the underwriting or distribution of securities;

(E) interest earned on customers' securities accounts;

(F) fees for investment advisory services (except when rendered to one or more registered investment companies or insurance company separate accounts) or account supervision with respect to securities;

(G) fees for the solicitation of proxies with respect to, or tenders or exchanges of, securities;

(H) income from service charges or other surcharges with respect to securities;

(I) except as otherwise provided by rule of the Commission, dividends and interest received on securities in investment accounts of the broker or dealer;

(J) fees in connection with put, call, and other options transactions in securities;

(K) commissions earned for transactions in (i) certificates of deposit, and (ii) Treasury bills, bankers acceptances, or commercial paper which have a maturity at the time of issuance of not exceeding nine months, exclusive of days of grace, or any renewal thereof, the maturity of which is likewise limited, except that SIPC shall by bylaw include in the aggregate of gross revenues only an appropriate percentage of such commissions based on SIPC's loss experience with respect to such instruments over at least the preceding five years; and

(L) fees and other income from such other categories of the securities business as SIPC shall provide by bylaw.

Such term includes revenues earned by a broker or dealer in connection with a transaction in the portfolio margining account of a customer carried as securities accounts pursuant to a portfolio margining program approved by the Commission. Such term does not include revenues received by a broker or dealer in connection with the distribution of shares of a registered open end investment company or unit investment trust or revenues derived by a broker or dealer from the sales of variable annuities, the business of insurance, or transactions in security futures products.

From Section 16(14) of the Act:

The term "Security" means any note, stock, treasury stock, bond, debenture, evidence of indebtedness, any collateral trust certificate, preorganization certificate or subscription, transferable share, voting trust certificate, certificate of deposit, certificate of deposit for a security, or any security future as that term is defined in section 78c(a)(55)(A) of this title, any investment contract or certificate of interest or participation in any profit-sharing agreement or in any oil, gas or mineral royalty or lease (if such investment contract or interest is the subject of a registration statement with the Commission pursuant to the provisions of the Securities Act of 1933 [15 U.S.C. 77a et seq.]), any put, call, straddle, option, or privilege on any security, or group or index of securities (including any interest therein or based on the value thereof), or any put, call, straddle, option, or privilege entered into on a national securities exchange relating to foreign currency, any certificate of interest or participation in, temporary or interim certificate for, receipt for, guarantee of, or warrant or right to subscribe to or purchase or sell any of the foregoing, and any other instrument commonly known as a security. Except as specifically provided above, the term "security" does not include any currency, or any commodity or related contract or futures contract, or any warrant or right to subscribe to or purchase or sell any of the foregoing.

From SIPC Bylaw Article 6 (Assessments):
Section 1(f):

The term "gross revenues from the securities business" includes the revenues in the definition of gross revenues from the securities business set forth in the applicable sections of the Act.

Section 3:

For purpose of this article:

(a) The term "securities in trading accounts" shall mean securities held for sale in the ordinary course of business and not identified as having been held for investment.

(b) The term "securities in investment accounts" shall mean securities that are clearly identified as having been acquired for investment in accordance with provisions of the Internal Revenue Code applicable to dealers in securities.

(c) The term "fees and other income from such other categories of the securities business" shall mean all revenue related either directly or indirectly to the securities business except revenue included in Section 16(9)(A)-(L) and revenue specifically excepted in Section 4(c)(3)(C)[Item 2c(1), page 2].

Note: If the amount of assessment entered on line 2e of SIPC-7 is greater than 1/2 of 1% of "gross revenues from the securities business" as defined above, you may submit that calculation along with the SIPC-7 form to SIPC and pay the smaller amount, subject to review by your Examining Authority and by SIPC.

SIPC Examining Authorities:

ASE	American Stock Exchange, LLC		FINRA	Financial Industry Regulatory Authority
CBOE	Chicago Board Options Exchange, Incorporated		NYSE	Arca, Inc.
CHX	Chicago Stock Exchange, Incorporated		NASDAQ	OMX PHLX
			SIPC	Securities Investor Protection Corporation

4